UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    December 14, 2018

December 14, 2018

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officers

Tokyo, December 14, 2018

Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Takeshi Kunibe; our corporate group will hereinafter be referred to as “SMBC Group”) hereby announces the change of Representative Executive Officers with effect from April 1, 2019.

SMBC Group transitioned to a Company with Three Committees in June 2017 and has been working on strengthening and enhancing corporate governance.

For identification of the successor for the top management, SMBC Group, at its Nomination Committee (Chairman: Yoshinobu Tsutsui, an independent outside director), an internal committee of the Board of Directors, held successive deliberations over the past year. The Committee carefully examined various factors including, but not limited to, the business environment surrounding SMBC Group, its business strategy, and credentials required for the top management, so as to ensure a fair and transparent nomination process.

Following the deliberations at the Nomination Committee and the approval by the Board of Directors, SMBC Group determined to change the Representative Executive Officers, so that the conclusion of the current Medium-Term Management Plan, launched in April 2017, and the development of the next Medium-Term Management Plan will be carried out under the new top management.

 < Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name

With effect from April 1, 2019

Retired	Chairman of the Board	Koichi Miyata

(Chairman of the Board, Sumitomo Mitsui Banking Corporation)

Chairman of the Board	Director President and Group CEO (Representative Executive Officer)	Takeshi Kunibe

Director President and Group CEO (Representative Executive Officer)	Director Deputy President and Executive Officer	Jun Ohta

(Representative Executive Officer), Group CFO and Group CSO

 < For Reference: Retirement of Representative Director of Sumitomo Mitsui Banking Corporation >

Post to be appointed	Current	Name

With effect from April 1, 2019

Retired	Director and Deputy President, Sumitomo Mitsui Banking Corporation (Representative Director)	Jun Ohta

Profile:    Jun Ohta

1. Date of Birth	February 12, 1958

2. Business Experience

April 1982	Joined The Sumitomo Bank Limited

April 2009	Executive Officer, Sumitomo Mitsui Banking Corporation

April 2012	Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2013	Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.

April 2014	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.

Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

June 2014	Director, Sumitomo Mitsui Financial Group, Inc.

April 2015	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2017	Director and Deputy President and Executive Officer, Sumitomo Mitsui Financial Group, Inc.

Resigned from Sumitomo Mitsui Banking Corporation

June 2017	Director Deputy President and Executive Officer, Sumitomo Mitsui Financial Group, Inc.

March 2018	Director and Deputy President, Sumitomo Mitsui Banking Corporation

3. Number of shares of our common stock held: 20,843 (as of September 30, 2018)

3